Exhibit 99.1

NOTICE OF REDEMPTION

MU FINANCE PLC
8.75% SENIOR SECURED NOTES DUE 2017
*ISIN XS0479707688 (Reg S) and XS0479707845 (144A) and

Common Code 47970768 (Reg S) and 47970784 (144A)

and

8.375% SENIOR SECURED NOTES DUE 2017
*ISIN USG63262AA01 (Reg S) and US553799AA50 (144A),

Common Code 46294068 (Reg S) and 46293797 (144A) and

CUSIP G63262AA0 (Reg S) and 553799AA5 (144A)

NOTICE IS HEREBY GIVEN pursuant to Section 3.03 of the indenture (the “Indenture”), dated as of January 29, 2010, among MU Finance plc, a public limited company incorporated under the laws of England and Wales (the “Issuer”), the guarantors party thereto, The Bank of New York Mellon (acting through its London Branch) as Trustee (the “Trustee”) and Principal Paying Agent, The Bank of New York Mellon as U.S. Paying Agent, U.S. Registrar and Transfer Agent, The Bank of New York Mellon (Luxembourg) S.A. as Luxembourg Registrar, Paying Agent and Transfer Agent and J.P. Morgan Europe Limited, as Security Agent, that pursuant to Section 3.07(d) of the Indenture and paragraph 5(d) of the Notes (as defined below), the Issuer has elected to redeem (in full) £177,775,000 in aggregate principal amount of its outstanding 8.75% Senior Secured Notes due 2017 (the “Sterling Notes”) and (in part) US$22,090,000 in aggregate principal amount of its outstanding 8.375% Senior Secured Notes due 2017 (the “Dollar Notes”, and, together with the Sterling Notes, the “Notes”) at a redemption price, in respect of the Sterling Notes, equal to 108.750% of the principal amount of the Sterling Notes to be redeemed (or £1,087.50 per £1,000.00 in principal amount), and, in respect of the Dollar Notes, equal to 108.375% of the principal amount of the Dollar Notes to be redeemed (or US$1,083.75 per US$1,000.00 in principal amount) (each a “Redemption Price”) plus accrued and unpaid interest to 24 June, 2013 (the “Redemption Date”). The record date with respect to the redemption of the Sterling Notes is 23 June, 2013 and, in respect of the Dollar Notes, is 23 June, 2013.

In connection with the redemption of the Sterling Notes the aggregate principal amount of the Global Notes representing the Sterling Notes will be reduced to zero and in connection with the redemption of the Dollar Notes the aggregate principal amount of the Global Notes representing the Dollar Notes will be decreased by US$22,090,000.

Payment of the applicable Redemption Price, plus accrued and unpaid interest to the Redemption Date, will become due and payable on the Redemption Date only upon the presentation and surrender of the applicable Notes to the Principal Paying Agent as follows:

If By Mail or Overnight Courier: The Bank of New York Mellon Attn: Trustee Administration One Canada Square London E14 5AL United Kingdom

Unless the Issuer defaults in making the redemption payment, interest on the Sterling Notes and Dollar Notes called for redemption shall cease to accrue on and after the Redemption Date.

In order to avoid any potential 28% U.S. federal backup withholding on any payments made to holders of the Notes, each holder should: (i) if the holder is a United States person, provide the relevant paying agent with a correct taxpayer identification number, generally the holder’s social security number or federal employer identification number, on U.S. Internal Revenue Service (“IRS”) Form W-9 and certify on such form that the holder is not subject to backup withholding; (ii) if the holder is not a United States person, provide the relevant paying agent an IRS Form W-8BEN (or other applicable Form W-8); or (iii) otherwise establish an exemption from backup withholding.  IRS Forms are available from the IRS at http://www.irs.gov.

*No representation is made as to the correctness or accuracy of the ISIN numbers, CUSIP numbers or common codes listed in this Notice of Redemption or printed on the Notes.  Such ISIN numbers, CUSIP numbers or common codes (as applicable) are included in this Notice of Redemption solely for the convenience of the holders of the Sterling Notes and Dollar Notes.

By:           MU Finance plc

Date:23 May, 2013